UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _______________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)*
______________
Shake Shack Inc.
 (Name of Issuer)
Common Stock, $0.001 par value per share
 (Title of Class of Securities)
819047 101
 (CUSIP Number)

James R. Berman
 Select Equity Group, L.P.
380 Lafayette Street, 6th Floor
New York, New York 10003
(212) 475-8335
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)
Michael Brandt
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
October 16, 2018
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  /__/

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Select Equity Group, L.P. (46-3465710)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 152,401
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 152,401
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 152,401
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.41%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners L.P. (13-3991804)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 14,168
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 14,168
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 14,168
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.04%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 4 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Holdings, LLC (13-3991559)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 14,168
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 14,168
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 14,168
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.04%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 5 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II, L.P. (82-0575314)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 69,850
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 69,850
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 69,850
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.19%*
(14) Type of Reporting Person (See Instructions): PN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 6 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners II Holdings, LLC (82-0575310)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 69,850
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 69,850
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 69,850
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.19%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 7 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): SEG Partners Offshore Master Fund, Ltd. (98-1007715)
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 68,383
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 68,383
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 68,383
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.18%*
(14) Type of Reporting Person (See Instructions): OO
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 8 of 13 Pages

(1) Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): George S. Loening
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 152,401
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 152,401
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 152,401
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
(13) Percent of Class Represented by Amount in Row (11): 0.41%*
(14) Type of Reporting Person (See Instructions): IN
Note:  All share numbers on these cover pages presented on an as-converted basis.

* Beneficial ownership of the voting stock based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.

CUSIP No. 819047 101	Schedule 13D	Page 9 of 13 Pages

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed with respect to the A-Common of the Issuer to amend the Schedule 13D filed on February 17, 2015, as previously amended by Amendment No. 1 to Schedule 13D filed on August 20, 2015, Amendment No. 2 to Schedule 13D filed on November 13, 2015, Amendment No. 3 to Schedule 13D filed on November 16, 2015, Amendment No. 4 to Schedule 13D filed on March 14, 2016, Amendment No. 5 to Schedule 13D filed on March 24, 2016, Amendment No. 6 to Schedule 13D filed on May 27, 2016, Amendment No. 7 to Schedule 13D filed on June 14, 2016, Amendment No. 8 to Schedule 13D filed on August 17, 2016, Amendment No. 9 to Schedule 13D filed on September 8, 2016, Amendment No. 10 to Schedule 13D filed on June 16, 2017 and Amendment No. 11 to Schedule 13D filed on July 5, 2018 (as amended by this Amendment No. 12, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 5.	INTEREST IN SECURITIES OF THE COMPANY.
Items 5(a) and 5(b) of the Schedule 13D are amended to reflect the following:
As of the date of this Amendment No. 12, no member of the group described in this statement is the record owner of any shares of B-Common or LLC Interests. Each of the Reporting Persons and, collectively, the other directors and officers of SEG Offshore beneficially owns the number of shares of A-Common, on an as-converted basis, as set forth below.  The percentage of Common Stock beneficially owned by each such Reporting Person and such other directors and officers is based on 37,032,998 shares of Common Stock outstanding on an as-converted basis as of July 25, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 27, 2018.
Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number* of Shares With Shared Voting and Dispositive Power	Aggregate Number* of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Select Equity	0	152,401	152,401	0.41%
SEG	0	14,168	14,168	0.04%
SEG Holdings	0	14,168	14,168	0.04%
SEG II	0	69,850	69,850	0.19%
SEG II Holdings	0	69,850	69,850	0.19%
SEG Offshore	0	68,383	68,383	0.18%
George S. Loening	0	152,401	152,401	0.41%
Other directors and officers of SEG Offshore	0	68,383	68,383	0.18%

CUSIP No. 819047 101	Schedule 13D	Page 10 of 13 Pages
Due to their relationships with the SEG Direct Holders, each of Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared voting and investment power with respect to the Equity Interests beneficially owned by the SEG Direct Holders.  As such, Select Equity, SEG Holdings, SEG II Holdings and Mr. Loening may be deemed to have shared beneficial ownership over such Equity Interests.  SEG and SEG Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG II and SEG Offshore; SEG II and SEG II Holdings disclaim beneficial ownership of the Equity Interests held directly by SEG and SEG Offshore; and SEG Offshore disclaims beneficial ownership of the Equity Interests held directly by SEG and SEG II.
As a result of the removal of the SEG Funds as parties from the Stockholders Agreement, the Reporting Persons may no longer be deemed to be member of a “group” with the Non-SEG Voting Members, effective as of October 16, 2018.
Item 5(c) of the Schedule 13D is amended to reflect the following:
The following table reflects all shares sold by the Reporting Persons within the last 60 days.  The sales were made in market transactions, and the price received excludes commissions.
Reporting Person	Date	Shares Sold	Price
SEG	8/28/2018	6,331	$58.2542
SEG II	8/28/2018	31,563	$58.2542
SEG Offshore	8/28/2018	31,643	$58.2542
SEG	9/19/2018	2,145	$57.7624
SEG II	9/19/2018	10,717	$57.7624
SEG Offshore	9/19/2018	10,690	$57.7624
SEG Offshore	10/01/2018	900	$62.8339

CUSIP No. 819047 101	Schedule 13D	Page 11 of 13 Pages

SEG Offshore	10/01/2018	5,322	$62.0247
SEG	10/10/2018	1,465	$57.8363
SEG II	10/10/2018	7,399	$57.8363
SEG Offshore	10/10/2018	7,136	$57.8363
SEG	10/10/2018	1,960	$59.0316
SEG II	10/10/2018	9,900	$59.0316
SEG Offshore	10/10/2018	9,548	$59.0316
SEG	10/10/2018	475	$59.9926
SEG II	10/10/2018	2,401	$59.9926
SEG Offshore	10/10/2018	2,316	$59.9926
SEG	10/18/2018	3,051	$58.2180
SEG II	10/18/2018	15,310	$58.2180
SEG Offshore	10/18/2018	14,825	$58.2180
SEG	10/19/2018	1,214	$54.3254
SEG II	10/19/2018	6,091	$54.3254
SEG Offshore	10/19/2018	5,898	$54.3254
SEG	10/19/2018	839	$55.4843
SEG II	10/19/2018	4,212	$55.4843
SEG Offshore	10/19/2018	4,079	$55.4843
SEG	10/19/2018	395	$56.5479
SEG II	10/19/2018	1,984	$56.5479
SEG Offshore	10/19/2018	1,921	$56.5479

CUSIP No. 819047 101	Schedule 13D	Page 12 of 13 Pages
SEG	10/19/2018	267	$57.6352
SEG II	10/19/2018	1,338	$57.6352
SEG Offshore	10/19/2018	1,296	$57.6352
SEG	10/19/2018	331	$58.2063
SEG II	10/19/2018	1,661	$58.2063
SEG Offshore	10/19/2018	1,608	$58.2063
SEG	10/24/2018	284	$53.1495
SEG II	10/24/2018	1,420	$53.1495
SEG Offshore	10/24/2018	1,375	$53.1495
SEG	10/24/2018	1,513	$52.1702
SEG II	10/24/2018	7,576	$52.1702
SEG Offshore	10/24/2018	7,336	$52.1702
SEG	10/24/2018	5,054	$50.8971
SEG II	10/24/2018	25,310	$50.8971
SEG Offshore	10/24/2018	24,505	$50.8971

Item 5(e) of the Schedule 13D is amended to reflect the following:
Effective as of October 16, 2018, the Reporting Persons ceased to beneficially own more than five percent (5%) of the outstanding Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D are amended to reflect the following:
Effective as of October 16, 2018, the Issuer, SSE Holdings, the SEG Funds and certain other parties entered into an amendment to the Stockholders Agreement which removed the SEG Funds as parties from the Stockholders Agreement.

CUSIP No. 819047 101	Schedule 13D	Page 13 of 13 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.
Dated as of October 26, 2018

SELECT EQUITY GROUP, L.P.

By:  Select Equity GP, LLC, its general partner

By:_/s/ George S. Loening_______          Date: October 26, 2018

SEG PARTNERS L.P.

By:  SEG Partners Holdings, LLC, its general partner

By: _/s/ George S. Loening______          Date: October 26, 2018

SEG PARTNERS Holdings, LLC.

By: _/s/ George S. Loening______          Date: October 26, 2018

SEG PARTNERS II, L.P.

By:  SEG Partners II Holdings, LLC, its general partner

By: _/s/ George S. Loening______          Date: October 26, 2018

SEG PARTNERS II Holdings, LLC

By: _/s/ George S. Loening______          Date: October 26, 2018

SEG PARTNERS OFFSHORE MASTER FUND, LTD.

By: _/s/ George S. Loening______          Date: October 26, 2018

GEORGE S. LOENING

By: _/s/ George S. Loening______          Date: October 26, 2018